April 12, 2018

Ms. Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Denny’s Corporation
Form 10-K for the Fiscal Year Ended December 27, 2017
Form 8-K Furnished February 27, 2018
File No. 000-18051

Dear Ms. Raminpour:

The purpose of this letter is to provide the detailed response of Denny’s Corporation to the comments set forth in your letter dated April 4, 2018. For your convenience, your comments have been reproduced in their entirety followed by our responses.

Form 10-K for the year ended December 27, 2017

Liquidity and Capital Resources
Summary of Cash Flows, page 28

1.
Please note that your discussion and analysis of the changes in cash flows should be presented for each year in which statements of cash flows are presented in the filing. We note you have presented tabular information for three years, but your discussion and analysis only addresses the most recent two year comparative period. Refer to note 1 of the Instructions to paragraph 303(A) of Regulation S-K and revise your future filings accordingly.

Response:

We will revise our future filings to provide discussion and analysis of the changes in cash flows for each year in which statements of cash flows are presented in the filing.

Form 8-K Furnished February 27 2018
Exhibit 99.1, page 1

2.
We note your disclosure of system-wide same-store sales growth for both the quarter ended December 27, 2017 and the fiscal year ended December 27, 2017 on page 20 of your Form 10-K and in your earnings releases and investor presentations as furnished in Forms 8-K. Please note that any measure that discusses revenue related to franchisees and licensees that is not recognized as revenue in your financial statements is a non-GAAP measure. Therefore, please revise your disclosure to state this measure does not represent your consolidated revenue growth determined under GAAP. This disclosure may be the same or similar to the proposed disclosure in prior comment 6 of your letter to us dated July 19, 2017. Finally, you should present GAAP revenue growth prior to system-wide same-store sales growth in the highlights section of your earnings release.

Response:

In regards to the use of system-wide same-store sales growth, we will revise our future 10-K and/or 10-Q filings to add disclosure explaining that this measure does not represent our consolidated revenue growth determined under GAAP as follows:

“System-wide same-store sales include sales at company restaurants and non-consolidated franchised and licensed restaurants that were open the same period in the prior year. While we do not record franchise and licensed sales as revenue in our consolidated financial statements, we believe system-wide same-store sales information is useful to investors in understanding our financial performance, as our royalty revenues are calculated based on a percentage of franchise sales. Accordingly, system-wide same-store sales should be considered as a supplement to, not a substitute for, our results as reported under GAAP.”

Similarly, in regards to the use of system-wide same-store sales growth in our Form 8-K press release and investor presentation exhibits, we will revise our disclosure to include:

“System-wide same-store sales include sales at company restaurants and non-consolidated franchised and licensed restaurants that were open the same period in the prior year. Total operating revenue is limited to company restaurant sales and royalties, fees and occupancy revenue from franchised and licensed restaurants. Accordingly, system-wide same-store sales should be considered as a supplement to, not a substitute for, our results as reported under GAAP.”

In addition, we will revise future earnings releases to present total operating revenue growth prior to system-wide same-store sales growth in the highlights section of such releases.

We believe the details discussed in this response to your letter sufficiently address the comments raised.  However, please do not hesitate to contact the undersigned at 864-597-7642 if you have any further questions.

Respectfully,

/s/ F. Mark Wolfinger
F. Mark Wolfinger
Executive Vice President
Chief Administrative Officer and
Chief Financial Officer

cc: Ms. Heather A. Clark
Mr. Justin W. Chairman